EXHIBIT 99

                                 [UNILEVER LOGO]

                              N E W S R E L E A S E


Contact: Paul Wood
Unilever United States, Inc.
390 Park Avenue
New York, NY  10022
(212) 418-8806


                 UNILEVER SELLS MAZOLA AND OTHER FOOD BRANDS TO
                    ACH FOOD COMPANIES, INC. FOR $360 MILLION

New York, NY-- April 23, 2002 -- Unilever (NYSE: UN, UL) today announced that it has signed a definitive agreement to sell 19 food brands sold across North America to ACH Food Companies, Inc., of Memphis, Tennessee. Unilever will receive $360 million in cash in a transaction expected to be completed in the third quarter of 2002, subject to regulatory approvals and certain other conditions.

The brands and related assets, acquired by Unilever in connection with the October 2000 acquisition of Bestfoods, had combined sales of $310 million in 2001. The major brands include Mazola cooking oil products, Argo and Kingsford's corn starches, Karo and Golden Griddle syrups and Henri's salad dressing sold in the United States, Puerto Rico and Canada. Additional Canadian brands include Benson's and Canada corn starches, St. Lawrence/St. Laurent corn oil, Crown and Bee Hive corn syrups, Old Colony maple syrup and Old Tyme pancake syrup.

Unilever is selling the brands as part of its Path to Growth strategy, which includes a focus on a smaller number of brands in clearly defined categories.

The deal also includes a manufacturing facility in Argo, Illinois. In total, approximately 200 employees will be transferred to ACH Food Companies.

Patrick Cescau, Unilever's Foods Director, said, "These brands simply fall outside of our brand focus. Our foods portfolio in North America, which includes Lipton, Hellmann's, Slim*Fast and Ben & Jerry's, is well-positioned to achieve superior growth performance in the future."

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Note to Editors:  Goldman, Sachs & Co. advised Unilever on the sale.

UNILEVER BACKGROUND: Unilever is one of the world's largest consumer products companies with annual sales of approximately $49 billion in 2001. It produces and markets a wide range of foods and home and personal care products. Unilever operates in 88 countries around the globe and employs approximately 280,000 people.

In the United States, Unilever sales were approximately $11 billion in 2001. It employs some 28,000 people and has 80 offices and manufacturing sites in 26 states.

The business comprises:

FOODS: Lipton teas, recipe products and side dishes; Wish-Bone salad dressings; Lawry's seasonings; Country Crock and "I Can't Believe It's Not Butter!" spreads; Ragu pasta sauces; Knorr soups, sauces and bouillons; Hellmann's mayonnaise; Skippy peanut butter; Bertolli olive oil; Good-Humor, Breyers and Ben & Jerry's ice cream; and Slim-Fast nutritional and health snack products.

HOME AND PERSONAL CARE: Wisk, "all" and Surf laundry detergents; Snuggle fabric softener; Sunlight dish detergents; Lever 2000, Caress, Dove, Degree, Pond's and Vaseline skin care, deodorant and soap products; Q-tips cotton swabs; Mentadent oral care products; Finesse, Salon Selectives, Suave and ThermaSilk hair care products; and Calvin Klein, Nautica and Lagerfeld cosmetic and fragrance products.

IN CANADA, Unilever sales were in excess of C$1.5 billion in 2001. It employs approximately 3,100 people and has 28 offices and manufacturing sites across Canada. Unilever is best known in Canada by brands such as becel margarine, Imperial margarine, Lipton, Red Rose Tea, Slim-Fast, Ragu, Skippy, Hellmann's, Knorr, Breyer's, Popsicle, Bertolli Olive Oil, Sunlight Laundry Detergent, Sunlight Dish Liquid, Vaseline, Q-Tips, Dove, Thermasilk, Salon Selectives and Degree.


SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT
OF 1995:

This press release contains certain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements contained herein include statements about future financial and operating results and benefits of the pending disposal of the 19 food brands by Unilever.

Factors that could cause actual results to differ materially from those described herein include: the inability to obtain or delay in obtaining necessary antitrust approvals; actions of the U.S., Canadian and local governments; the performance of the businesses of these 19 food brands during the pre-closing period; costs related to the disposal; the economic and financial market environment of the food and consumer product manufacturing industry and the general economic environment. More detailed information about these factors is set forth in the reports furnished by Unilever with the Securities and Exchange Commission.

Neither Unilever nor ACH Food Companies is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.


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